PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE

CANADIAN ZINC SUPPORTS EXPANSION OF NAHANNI NATIONAL PARK

• PRAIRIE CREEK MINE EXCLUDED FROM ENLARGED PARK
• ACCESS RIGHTS TO BE PROVIDED BY NEW LEGISLATION
• BALANCED APPROACH TO RESOURCE DEVELOPMENT AND CONSERVATION

Ottawa, Ontario, June 9, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) welcomes the announcement of the Government of Canada’s decision and the introduction today in Parliament of new special legislation on the proposed expansion of Nahanni National Park Reserve, which excludes the Prairie Creek Mine, and supports the balanced approach to resource development and conservation.

The proposed Park expansion announced today in Ottawa by The Honourable Jim Prentice, Canada’s Environment Minister and Minister responsible for Parks Canada, will see the area of Nahanni Park expanded by 30,000 square kilometers, making it the third largest National Park in Canada.  The enlarged Park will cover most of the South Nahanni River watershed and will completely encircle the Prairie Creek Mine. However, the Mine itself and a large surrounding area of approximately 300 square kilometers is specifically excluded  from the Park and will not be part of the expanded Park.

In making the announcement The Honourable Chuck Strahl, Minister of Indian Affairs and Northern Development, said that the Government recognizes the importance of resource development in Canada’s North and the decision on the expansion of Nahanni National Park reflects a balanced approach to conservation and to potential future economic benefits that development of the Prairie Creek Mine can bring to the people of the Dehcho.

A new Bill, introduced by the Government in the House of Commons today, entitled “An Act to amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” provides for the expansion of Nahanni National Park and, crucially from CZN’s point of view, proposes at Section 7(1) amendments to the Canada National Parks Act to enable the Minister for the Environment to enter into leases or licences of occupation of, and easements over, public lands situated in the expansion area for the purposes of a mining access road leading to the Prairie Creek Area, including the sites of storage and other facilities connected with that road.

Heretofore, an access road to a mine through a National Park is not permitted under the Canada National Parks Act, and the Act is now to be amended solely for Nahanni National Park Reserve and specifically for the purpose of providing access to the Prairie Creek Mine area.

Attending the historic Nahanni National Park expansion announcement and celebration at the Canadian Museum of Nature in Ottawa today, Mr. John F. Kearney, Chairman of Canadian Zinc Corporation said:

“Canadian Zinc Corporation welcomes the long anticipated expansion of Nahanni National Park Reserve, with the exclusion of the Prairie Creek Mine area and the guarantee of access to the Mine through the enlarged Park”.

“Canadian Zinc, and indeed the entire Canadian mining and exploration industry, supports a balanced approach to resource development and conservation, which in the proposed expansion of the Park has now been achieved.”  Mr. Kearney added.

Following the statements made by Prime Minister Harper, in announcing the interim withdrawal of lands for the purposes of park expansion in August 2007, where the Government committed to consultations to determine how to balance the interests of various stakeholders, including “the commercial interests whose existing investments must be recognized and respected”, Canadian Zinc has been working closely with officials at Indian and Northern Affairs Canada and at Parks Canada, and in consultation with the Government of the Northwest Territories, to achieve this balanced solution.

In July 2008 Canadian Zinc and the Parks Canada Agency entered into a Memorandum of Understanding in which they agreed to work collaboratively, within their respective areas of responsibility, authority and jurisdiction, to achieve their respective goals of an expanded Nahanni National Park Reserve and an operating Prairie Creek Mine.

Canadian Zinc supports the proposed expansion of Nahanni National Park and has agreed to manage the development of the Prairie Creek Mine so the mine does not, in its own right, negatively affect the expansion of the Nahanni Park.

The balanced approach to development and conservation achieved today also acknowledges the aspirations of the communities of the Dehcho First Nations in that most of the South Nahanni watershed will be preserved and protected while also facilitating the development of the Prairie Creek Mine which will bring much needed jobs, benefits, business opportunities and economic stimulus to the Dehcho Region and to this part of the Northwest Territories.

Enactment of the new legislation introduced today will be a “win- win” for the Park, for the Prairie Creek Mine and for the Dehcho and will facilitate all parties achieving their respective objectives.

“Canadian Zinc believes that the Prairie Creek Mine and the enlarged Nahanni National Park can co-exist and that, properly planned and managed, the enlarged Park will not interfere with the operation of the Prairie Creek Mine and similarly that the operation of the Mine will not adversely impact upon the Park or its ecological integrity,” said John Kearney.

“We are very pleased to be part of this unique and historic solution to the compatibility of mine development and environmental protection and conservation.”   Mr. Kearney added.

THE PRAIRIE CREEK MINE:

Canadian Zinc’s 100% owned Prairie Creek Mine is an important Canadian resource, located in the Mackenzie Mountains in the Dehcho region of the Northwest Territories, within the watershed of the South Nahanni River and in proximity to but outside the current boundaries of Nahanni National Park Reserve.

The Project includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The mineral deposit contains very substantial quantities of zinc, lead and silver. When in production the Mine will add significantly to Canada’s production of lead and zinc concentrates and will create employment for about 225 people and business opportunities for the local communities in the Dehcho region of the Northwest Territories which currently have a very high unemployment rate and a growing population.

Development of the Prairie Creek Mine has the support of the great majority of the peoples of the Dehcho, who are badly in need of the jobs, training and business opportunities that the mine will provide, and who at the same time are committed to the protection of their traditional lands.

Canadian Zinc has entered into Memoranda of Understanding with the Nahanni Butte Dene Band and with the Liidlii Kue First Nation (Fort Simpson) to establish mutually beneficial, cooperative and productive relationships. Canadian Zinc has agreed to use its best efforts to employ community members on a first preference basis and to assist the communities to benefit from the business opportunities associated with the Prairie Creek Project.

A major underground tunneling and diamond drilling program completed in 2006 /2007  led to the completion of a Technical Report to National Instrument 43-101 standards in October 2007, filed on SEDAR, which estimates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne.  In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential.

 The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

The proposed new operation at Prairie Creek utilizes the existing infrastructure and facilities that were built in the 1980s and which will be upgraded and enhanced to meet current-day environmental standards.

The proposed development and operation of the Prairie Creek Project is currently undergoing environmental assessment by the Mackenzie Valley Environmental Review Board, which is expected to be completed by October 2010. The exclusion of the Prairie Creek Mine from the proposed Nahanni National Park Reserve expansion area has brought clarity to the land use and policy objectives for the region and will facilitate various aspects of the environmental assessment.

The future operation of the Prairie Creek Mine will provide tremendous economic stimulus to this region of the Northwest Territories, and presents a unique opportunity to strengthen and enhance the social and economic well being of the surrounding Dehcho communities.

 Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman & Chief Executive	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: 604.688.2001 Fax: 604.688.2043 Tollfree:1.866.688.2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com